JPMORGAN EXCHANGE TRADED FUND TRUST

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

February 15, 2019

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Exchange Traded Fund Trust (the “Trust”)

File Nos. 333-191837; 811- 22903

Post-Effective Amendment No. 205

Dear Ms. White:

This letter is in response to the comments you provided telephonically on February 6, 2019 with respect to the filing related to the JPMorgan BetaBuilders 1-5 Year U.S. Aggregate Bond ETF (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933 (the “485(b) Amendment”). Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s Registration Statement.

1.	Comment: Please provide supplementally the rules-based methodology for the Bloomberg Barclays Short-Term U.S. Aggregate Bond Index, the Fund’s underlying index (the “Underlying Index”).

Response: Attached to this letter as Appendix A is the rules-based methodology for the Underlying Index.

2.	Comment: Please update the series information on EDGAR with the Fund’s ticker.

Response: The update will be made prior to the launch of the Fund.

3.

Comment: In order to comply with the requirements of Rule 35d-1 under the Investment Company Act of 1940 (“Rule 35d-1”), please indicate in the prospectus that under normal circumstances, at least 80% of the value of the Fund’s assets will be invested in securities that are tied economically to the United States.

Response: The Fund has a policy to invest at least 80% of its assets in securities included in the Bloomberg Barclays Short-Term U.S. Aggregate Bond Index. The term “U.S.” as used in the Fund’s name refers to the term “U.S.” as used in the index name. Accordingly, the Fund does not believe a separate 80% policy is required.

4.	Comment: Please provide a completed fee table and examples for the Fund to the staff prior to the effectiveness of the 485(b) Amendment.

Response: The completed fee table and examples will be provided to the SEC staff prior to the effectiveness of the 485(b) Amendment.

5.

Comment: Please confirm whether the Fund will have Acquired Fund Fees and Expenses. If not, please delete the disclosure related to Acquired Fund Fees and Expenses. If so, please add to the Fund’s Principal Investment Strategy section if appropriate.

Response: The Fund will not invest in other investment companies and ETFs as a principal strategy and will not incur acquired fund fees and expenses. The prospectus will be revised accordingly.

6.

Comment: The prospectus states that the Fund may invest in emerging markets. Please include disclosure on how the Fund defines emerging markets and consider whether emerging markets risk should be added to the Fund’s Principal Risks section.

Response: The Fund will not invest in emerging markets as a principal or additional investment strategy. The prospectus will be revised accordingly.

7.	Comment: Please disclose the frequency with which the Fund will be reconstituted and whether it will be done so in accordance with the Fund’s Underlying Index.

Response: The Fund will rebalance monthly in accordance with Underlying Index. The requested change will be made.

8.

Comment: If the Underlying Index is concentrated in a specific industry or sector at launch, please note this fact in the Fund’s “Principal Investment Strategy” section and disclose the risks of concentration.

Response: The Fund’s Underlying Index is not currently concentrated in a specific industry or sector. While more than 25% of the Underlying Index consists of U.S. government securities, such securities are excluded from the Fund’s concentration policy as described in its SAI. Nonetheless, we include “Government Securities Risk” disclosure in “The Fund’s Main Investment Risks” section.

9.

Comment: The “Asset-Backed, Mortgage-Related and Mortgage-Backed Securities Risk” disclosure in “The Fund’s Main Investment Risks” section mentions that the Fund may invest in sub-prime mortgages, collateralized mortgage obligations, and stripped mortgage-backed securities, including those structured as Interest-Only and Principal-Only securities. If investing in these securities will be part of the Fund’s principal investment strategy, please disclose it as such.

Response: The Fund will not invest in any of sub-prime mortgages, collateralized mortgage-obligations or stripped mortgage-backed securities. The prospectus will be revised accordingly.

10.

Comment: The “Geographic Focus Risk” section states that the Fund “may focus its investments in one or more regions or small groups of countries.” Given the Fund has “U.S.” in its name, please confirm this risk disclosure is accurate.

Response: The disclosure will be revised to state that the Fund will focus its investments in the United States.

11.

Comment: “The Fund’s Main Investment Risks” section lists “ETF and Investment Company Risk” as a principal risk of the Fund and the “Additional Information About the Fund’s Investment Strategies” section discusses expenses of acquired funds. If investing in other ETFs and investment companies is a principal strategy of the Fund, please disclose it as such.

Response: The Fund will not invest in other investment companies and ETFs as a principal strategy. The prospectus will be revised accordingly.

12.	Comment: If the Fund is a party to a sublicense agreement for the Underlying Index, please file the agreement as an exhibit to the Trust’s registration statement.

Response: The Sublicense Agreement between the Trust and the Adviser was previously filed on EDGAR on June 27, 2018. An amended Schedule A will be filed prior to the Fund going effective.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 270-6803.

Sincerely,

/s/ Zachary Vonnegut-Gabovitch

Zachary Vonnegut-Gabovitch

Assistant Secretary

APPENDIX A

Short-Term U.S. Aggregate Bond Index

The Bloomberg Barclays Short-Term U.S. Aggregate Bond Index is a subset of the Bloomberg Barclays U.S. Aggregate Index and measures the investment grade, US dollar-denominated, fixed-rate taxable bond market. The index includes treasuries, government-related and corporate securities with up to, but not including, 5 years to maturity. ABS and CMBS (agency and non-agency) with up to, but not including, 5 years average life remaining are included and all 15 year MBS securities are included. The Short-Term U.S. Aggregate Bond Index was launched November 19, 2018 with history backfilled to January 1, 2000.

Composition by Sector (MV%)	Composition by Quality (MV%)

Data are as of January 31, 2019

Rules for Inclusion

Eligible Currencies	Principal and interest must be denominated in USD.
Quality

Securities must be rated investment grade (Baa3/BBB-/BBB- or higher) using the middle rating of Moody’s, S&P and Fitch; when a rating from only two agencies is available, the lower is used; when only one agency rates a bond, that rating is used. In cases where explicit bond level ratings may not be available, other sources may be used to classify securities by credit quality:

●   Local currency treasury and hard currency sovereign issues are classified using the middle issuer level rating from each agency for all outstanding bonds, even if bond level ratings are available.

●   Expected ratings at issuance may be used to ensure timely index inclusion or to properly classify split-rated issuers.

●   Unrated securities may use an issuer rating for index classification purposes if available. Unrated subordinated securities are included if a subordinated issuer rating is available.

Coupon

●   Fixed-rate coupon.

●   Callable fixed-to-floating rate bonds are eligible during their fixed-rate term only.

●   Bonds with a step-up coupon that changes according to a predetermined schedule are eligible.

●   Hybrid ARMs are index-eligible during their fixed term, but exit one year prior to their conversion to adjustable rate.

Amount Outstanding

●   For Treasury, government-related and corporate securities, USD300mn minimum par amount outstanding.

●   For MBS pass-throughs, pool aggregates must have USD1bn par amount outstanding.

●   For ABS, USD500mn minimum deal size and USD25mn minimum tranche size.

●   For CMBS, USD500mn minimum deal size with at least USD300mn amount outstanding remaining in the deal and USD25mn minimum tranche size.

Rules for Inclusion

●   US Treasuries held in the Federal Reserve SOMA account (both purchases at issuance and net secondary market transactions) are deducted from the total amount outstanding. New issuance bought at auction by the Federal Reserve does not enter the index. Net secondary market purchases/sales are adjusted at each month-end with a one-month lag.

Maturity

●   At least one year until final maturity, regardless of optionality. Up to, but not including, 5 years to maturity.

●   CMBS and ABS must have a remaining average life of at least one year and up to, but not including, 5 years.

●   Bonds that convert from fixed to floating rate, including fixed-to-float perpetuals, will exit the index one year prior to conversion to floating-rate. Fixed-rate perpetuals are not included.

●   All 15 Year MBS securities are included, regardless of average life or years to maturity remaining.

Market of Issue

●   SEC-registered securities, bonds exempt from registration at the time of issuance and SEC Rule 144A securities with registration rights are eligible. A security with both SEC Regulation-S (Reg-S) and SEC Rule 144A tranches is treated as one security for index purposes. The 144A tranche is used to prevent double-counting and represents the combined amount outstanding of the 144A and Reg-S tranches.

●   Global bonds are included.

●   Bonds that were previously SEC-registered or 144A with registration rights but later deregistered by the issuer remain index eligible.

Seniority of Debt	Senior and subordinated issues are included.

Taxability

●   Only fully taxable issues are eligible.

●   Build America Bonds (BAB) with the tax credit to the issuer are eligible; those with tax credits issued to investors are considered tax exempt.

●   Dividend Received Deduction (DRD) and Qualified Dividend Income (QDI) eligible securities are excluded.

Security Types

Included

●   Bullet, putable, sinkable/amortizing and callable bonds

●   Taxable municipal securities, including Build America Bonds (BAB)

●   Original issue zero coupon and underwritten MTN

●   Enhanced equipment trust certificates (EETC)

●   Certificates of deposit

●   Fixed-rate and fixed-to-float (including fixed-to-variable) capital securities

●   Covered bonds (as of January 1, 2011)

●   US agency CMBS (as of July 1, 2014)

Excluded

●   Contingent capital securities, including traditional CoCos and contingent write-down securities

●   Bonds with equity type features (eg, warrants, convertibles, preferreds, DRD/QDI-eligible issues)

●   Tax-exempt municipal securities

●   Inflation-linked bonds, floating-rate issues

●   Private placements, retail bonds

●   USD25/USD50 par bonds

●   Structured notes, pass-through certificates

●   Non-ERISA eligible CMBS issues

●   CMBS A1A tranches (as of January 1, 2011)

●   Illiquid securities with no available internal or third-party pricing source

Rebalancing Rules

Frequency

For each index, Bloomberg maintains two universes of securities: the Returns (Backward) and the Projected (Forward) Universes. The composition of the Returns Universe is rebalanced at each month-end and represents the fixed set of bonds on which index returns are calculated for the next month. The Projected Universe is a forward-looking projection that changes daily to reflect issues dropping out of and entering the index but is not used for return calculations. On the last business day of the month (the rebalancing date), the composition of the latest Projected Universe becomes the Returns Universe for the following month.

Index Changes

During the month, indicative changes to securities (credit rating change, sector reclassification, amount outstanding changes, corporate actions, and ticker changes) are reflected daily in the Projected and Returns Universe of the index. These changes may cause bonds to enter or fall out of the Projected Universe of the index on a daily basis, but will affect the composition of the Returns Universe at month-end only, when the index is next rebalanced.

Rebalancing Rules
Reinvestment of Cash Flows

Intra-month cash flows from interest and principal payments contribute to monthly index returns but are not reinvested at a short-term reinvestment rate between rebalance dates. At each rebalancing, cash is effectively reinvested into the Returns Universe for the following month so that index results over two or more months reflect monthly compounding.

New Issues

Qualifying securities issued, but not necessarily settled on or before the month-end rebalancing date, qualify for inclusion in the following month’s index if the required security reference information and pricing are readily available.

Pricing and Related Issues
Sources & Frequency

●   Bonds are priced on a daily basis by Bloomberg’s evaluated pricing service, BVAL.

●   MBS generics are priced daily based on a weighted average price of underlying pools. The pools are priced by BVAL on a same-day settlement basis.

Pricing Quotes	Bonds are marked on a dollar price basis.

Timing

●   3pm (New York time) for all securities except taxable municipal bonds which use 4pm (New York time).

●   On early market closes, prices are taken as of 1pm (New York time), unless otherwise noted.

●   If the last business day of the month is a public holiday, prices from the previous business day are used.

Bid or Offer Side	Bonds in the index are priced on the bid side. The initial price for new corporate issues entering the index is the offer side; after the first month, the bid price is used.

Settlement Assumptions

T+1 calendar day settlement basis for all bonds except MBS, which use same-day settlement. At month-end, settlement is assumed to be the first calendar day of the following month, even if the last business day is not the last day of the month, to allow for one full month of accrued interest to be calculated.

Verification	Daily price moves for each security are analyzed by the index pricing team to identify outliers. Index users may also challenge price levels, which are then reviewed and updated as needed.

Currency Hedging

Returns hedged to various non-USD currencies are published for the US Aggregate Index. The indices’ FX hedging methodology takes rolling one-month forward contracts that are reset at the end of each month and hedges each non-reporting currency-denominated bond in the index into the reporting currency terms. No adjustment is made to the hedge during the month to account for price movements of constituent securities in the Returns Universe of the index.

Calendar	The Short-Term U.S. Aggregate Bond Index follows the US bond market holiday schedule.

Monthly Returns in USD, 2010-2019 (%)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2010	1.15	0.37	-0.13	0.52	0.45	0.83	0.78	0.49	0.35	0.47	-0.43	-0.56	4.37
2011	0.40	-0.04	0.01	0.85	0.69	-0.02	0.75	0.42	-0.25	0.30	-0.13	0.34	3.36
2012	0.72	0.01	-0.05	0.44	0.06	0.12	0.61	0.21	0.20	0.03	0.17	0.02	2.55
2013	-0.10	0.28	0.08	0.32	-0.56	-0.59	0.31	-0.26	0.62	0.37	0.14	-0.39	0.19
2014	0.53	0.25	-0.27	0.33	0.47	-0.05	-0.22	0.38	-0.22	0.50	0.32	-0.31	1.70
2015	0.97	-0.36	0.37	0.07	0.08	-0.22	0.20	-0.04	0.48	-0.10	-0.22	-0.22	1.00
2016	0.92	0.21	0.49	0.16	-0.10	0.92	0.10	-0.18	0.16	-0.17	-0.99	0.06	1.56
2017	0.24	0.26	0.06	0.39	0.31	-0.13	0.36	0.37	-0.27	-0.04	-0.30	0.04	1.31
2018	-0.57	-0.24	0.27	-0.28	0.48	-0.02	0.00	0.47	-0.23	0.03	0.39	1.06	1.35
2019	0.57	—	—	—	—	—	—	—	—	—	—	—	0.57

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Bloomberg Total Return Index Value Tickers: US Aggregate and Related Indices
Ticker (USD Unhedged)	Index
I34355US	Short-Term U.S. Aggregate Bond Index

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